SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 14, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland hppt://www.novartis.com

- Investor Relations Release -

Novartis to further focus on healthcare, reaching agreement to sell its Medical Nutrition business

•                  Agreement to divest Medical Nutrition for USD 2.5 billion to Nestlé

Basel, December 14, 2006 - Novartis announced today a definitive agreement to divest its Medical Nutrition business unit to Nestlé for USD 2,525 million. This transaction, which requires customary regulatory approvals, is expected to be completed in the second half of 2007.

“Following our long-term strategy, this divestment continues to enhance our focus on healthcare, further strengthens our financial position and provides strategic flexibility,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “We also believe that this transaction offers the ideal fit for the Medical Nutrition business and the best opportunities for Medical Nutrition associates and management.”

Medical Nutrition, a business unit of the Novartis Consumer Health Division, is the No. 2 global supplier of enteral nutrition, oral nutrition and medical devices used to provide essential nutrients to patients with special medical conditions. These products are often required when illness or disabilities limit the ability of patients to eat a balanced diet.

Based in Gland, Switzerland, Medical Nutrition is active in over 40 countries and has about 2,000 employees. This business is expected in 2006 to generate approximately USD 950 million in net sales and approximately USD 90 million of operating income on a reported basis.

Proceeds from this transaction will further strengthen the financial position as well as provide additional strategic flexibility. Novartis is one of the few non-financial companies worldwide to have the highest rating from credit agencies.

Disclaimer

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by words such as “expected”, “will”, or similar expressions, or by express or implied discussions regarding pending regulatory approvals, or other express or implied discussions of strategies, plans and expectations. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to certain risks, uncertainties and assumptions. In particular, there can be no guarantee that the transaction will be completed in the expected form or within the expected time frame or at all. All forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 99,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408

john.gilardi@novartis.com

Corinne Hoff

Novartis Global Media Relations

+41 61 324 9577 (direct)

+41 61 324 2200 (main)

corinne.hoff@novartis.com

e-mail: media.relations@novartis.com

Investor Relations

International
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Richard Jarvis	+41 61 324 4353
Silke Zentner	+41 61 324 8612

North America
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 14, 2006	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting